UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: November 22, 2022	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release “VOX ACQUIRES AUSTRALIAN GOLD ROYALTY OVER CARDINIA GOLD PROJECT AND CLOSES FIRST QUANTUM MINERALS ROYALTY PORTFOLIO DEAL”

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